Exhibit 99.14
                                                                EXHIBIT 14

                           [On HMN Financial Letterhead]

   March 11, 1998

   Mr. Richard J. Nelson
   LaSalle Financial Partners, L.P.
   Suite 405
   259 E. Michigan Avenue
   Kalamazoo, Michigan 49007

   Dear Mr. Nelson,

   Enclosed are copies of the following shareholder materials requested by your firm. The shipment of these stockholder materials is in addition to those materials shipped under cover of our letter dated March 9.

   1.  Stockholders list dated March 2, 1998 in alphabetical order

   2. Stockholders list dated as of March 2, 1998 in descending order by number of shares

   3.  List of banks, brokers, and nominees; Cede and Company report

   4.  List of restricted stockholders

   All these documents are as of March 2, 1998. The anticipated delivery date to us of the NOBO list is March 17.

   Sincerely,

   HMN Financial, Inc.

   /s/ Roger P. Weise

   Roger P. Weise
   President